Southern First

P.O. Box 17465 - Greenville, SC 29606

(864)679-9000

June 21, 2012

Michael F. Johnson

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

            Re:       Southern First Bancshares, Inc. (the “Registrant”)
Registration Statement on Form S-1 (File No. 333-181198)

Dear Mr. Johnson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 9:00 a.m., New York City time, on Monday, June 25, 2012.

In connection with this request, the Registrant hereby acknowledges that:

1.         should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.         the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.         the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of the Page Intentionally Left Blank]

                                                Very truly yours,

                                                Southern First Bancshares, Inc.

                                                By:    /s/Michael D. Dowling

                                          Name:  Michael D. Dowling

                                          Title:    Chief Financial Officer